UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Veea Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

693489122

(CUSIP Number)

Allen Salmasi

164 E. 83rd Street,

New York, NY 10028

Telephone Number: (212) 535-6050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Allen Salmasi
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 437,029
	8.	Shared Voting Power 15,448,455 (1)
	9.	Sole Dispositive Power 437,029
	10.	Shared Dispositive Power 15,448,455 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,885,484 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.6%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Includes 437,029 shares of common stock directly owned by Mr. Salmasi; 12,148,921 shares of common stock held by NLabs Inc., of which Mr. Salmasi is the Chief Executive Officer and stockholder; 2,808,475 shares held by Salmasi 2004 Trust (“Salmasi Trust”), the trustee of which is Mr. Salmasi’s spouse; and 491,059 shares held by Mr. Salmasi’s spouse.

(2)	Based on 35,620,090 shares of common stock outstanding as of September 13, 2024.

1.	Names of Reporting Persons NLabs Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,148,921
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,148,921
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,148,921
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 34.1%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based on 35,620,090 shares of common stock outstanding as of September 13, 2024.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) is filed in relation to the shares of the common stock, par value $0.0001 per share (“Common Stock”), of Veea Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 164 E. 83rd Street, New York, NY 10028.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by Allen Salmasi and NLabs Inc., a Delaware corporation (“NLabs”). The reporting persons are collectively referred to herein as the “Reporting Persons.” Mr. Salmasi is Chief Executive Officer and chairman of the board of directors of the Issuer, and Mr. Salmasi is also the Chief Executive Officer and stockholder of NLabs.

(b)	The principal business address of each Reporting Person is 164 E. 83rd Street, New York, NY 10028.

(c)	The present principal occupation of Mr. Salmasi is Chief Executive Officer and chairman of the board of directors of the Issuer. NLabs is a Delaware corporation.

(d)	During the past five years, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)	Mr. Salmasi is a citizen of the United States. NLabs is a Delaware corporation.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons received an aggregate of 15,885,484 shares of Common Stock pursuant to the Business Combination described in Item 4 below.

The information set forth under Item 4 of this Schedule 13D is incorporated by reference into this Item 3.

Item 4. Purpose of the Transaction

Business Combination Agreement

On September 13, 2024, the Issuer consummated the Business Combination (as defined below), pursuant to the terms of the Business Combination Agreement dated November 27, 2023 (the “Business Combination Agreement”) with Plum Acquisition Corp. I, a Cayman Islands exempted company (“Plum”) and Plum SPAC Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Plum (“Merger Sub”). The transactions described in the Business Combination Agreement collectively herein are described as the “Business Combination.” At the closing of the Business Combination (the “Closing”), Plum changed its name to “Veea Inc.”

At Closing, pursuant to the terms of the Business Combination Agreement and after giving effect to the redemptions of Plum Class A Common Stock (as defined below) by public stockholders of Plum:

●	each of the options to subscribe for any capital stock of Veea Inc. (including Common Stock, Series A Preferred Stock and Series A-1 Preferred Stock of Private Veea (collectively, “Private Veea Shares”)) prior to the consummation of the Business Combination (“Private Veea”) were converted into an option to acquire, subject to substantially the same terms and conditions as were applicable under such options of Private Veea, the number of shares of Common Stock, determined by multiplying the number of shares of Private Veea Shares subject to such options of Private Veea as of immediately prior to the effective time of the Business Combination by 0.1962;

●	each other convertible securities of Private Veea outstanding immediately prior to the effective time of the Business Combination ceased to represent a right to acquire Private Veea Shares, were assumed by Plum, and were cancelled in exchange for a convertible security to acquire shares of Common Stock, on the same contractual terms and conditions as were in effect with respect to the convertible securities of Private Veea immediately prior to the effective time of the Business Combination under the terms of the relevant agreements governing such convertible securities of Private Veea, except for terms rendered inoperative by reason of the transactions contemplated by the Business Combination Agreement or for such other immaterial administrative or ministerial changes as the board of directors of Plum may determine in good faith are appropriate to effectuate the administration of the convertible securities;

●	each Private Veea Share was automatically converted into the right to receive 0.1962 shares of Common Stock; and

●	each share of Series A-2 Preferred Stock of Private Veea was automatically converted into the right to receive 0.2440 shares of Common Stock

●	on September 13, 2024, in connection with the consummation of the Business Combination, Veea, Plum and the holders of certain notes (the “Noteholders”) issued by Veea entered into Note Conversion Agreements, pursuant to which each Noteholder agreed that principal and accrued interest under such notes shall convert into Common Stock at Closing at a per share value of $5.00, and that such shares shall be subject to a five-month lock-up period. At the Closing, notes having an aggregate of $15,739,897 in principal and accrued interest were converted into 3,147,970 shares of Common Stock.

At Closing, each Reporting Person’s Private Veea Shares were automatically converted into 0.1962 shares of Common Stock of the Issuer per share of Private Veea Shares (as they held no shares of Series A-2 Preferred Stock of Private Veea). As a result, Mr. Salmasi received 437,029 shares of Common Stock, and NLabs received 12,148,921 shares of Common Stock.

Item 3 above is hereby incorporated into this Item 4 by reference. Certain Reporting Persons hold a substantial position in the Issuer, which was acquired at the Closing. Mr. Salmasi serves as Chief Executive Officer and chairman of the board of directors of the Issuer, and in such capacity may have the ability to influence the Issuer’s management and operations directly in his position. Although the Reporting Persons do not have any specific plan or proposal to acquire additional shares or to dispose of Common Stock, consistent with their investment purpose, the Reporting Persons may at any time and from time to time acquire additional shares of Common Stock or, subject to the Lock-Up Agreement (as defined below), dispose of shares of Common Stock, depending upon their ongoing evaluation of their investment, prevailing market conditions, other investment opportunities, and/or other investment considerations.

Except as disclosed in this Schedule 13D, the Reporting Persons currently do not have any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a, b) The aggregate percentage of shares of Common Stock reported owned by the Reporting Persons is based upon 35,620,090 shares of Common Stock outstanding as of September 13, 2024.

In the aggregate, the Reporting Persons have voting and dispositive power of 15,885,484 shares of Common Stock, representing approximately 44.6% of such class of securities.

The beneficial ownership of each Reporting Person is as follows:

(i)	Mr. Salmasi beneficially owns 15,885,484 shares of Common Stock representing 44.6% of the class, which is comprised of (a) 437,029 shares of Common Stock held by Mr. Salmasi, (b) 491,059 shares of Common Stock held by Mr. Salmasi’s spouse, (c) 12,148,921 shares of Common Stock held by or issuable to the NLabs, of which Mr. Salmasi is the Chief Executive Officer and stockholder and exercises dispositive and voting power, and (d) 2,808,475 shares of Common Stock held by Salmasi Trust, of which Mr. Salmasi’s spouse is the trustee. Mr. Salmasi has shared power to vote and dispose of (a) 437,029 shares of Common Stock held by Mr. Salmasi, (b) 491,059 shares of Common Stock held by Mr. Salmasi’s spouse, (c) 12,148,921 shares of Common Stock held by or issuable to the NLabs, and (d) 2,808,475 shares of Common Stock held by Salmasi Trust.

(ii)	NLabs beneficially owns 12,148,921 shares of Common Stock held by or issuable to the NLabs, representing 34.1% of the class.

(c) The Reporting Persons have not engaged in any transactions with respect to the Common Stock during the 60 days before the date of this filing, except as described in Items 3 and 4 above.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of the Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement

On September 13, 2024, in connection with the consummation of the Business Combination, Plum, Issuer, Plum Partners LLC (the “Sponsor”) and certain other holders of the Common Stock of Issuer (the “Company Holders”) and certain of their respective affiliates, as applicable, and the other parties thereto, enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which, among other things, the Company agreed to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended, certain shares of the Company Common Stock and other equity securities of the Company that are held by the parties thereto from time to time, and the Sponsor, the Company Holders and the other parties thereto were granted certain registration rights, on the terms and subject to the conditions therein. The Sponsor and such holders were granted certain customary registration rights, demand rights and piggyback rights with respect to their respective shares of the Company Common Stock.

Lock-Up Agreements

On September 13, 2024, in connection with the consummation of the Business Combination, certain directors, officers and shareholders of Issuer and the Sponsor and certain shareholders of Plum entered into lock up agreements, pursuant to which they agreed not to effect any sale or distribution of any Equity Securities of the Company issued pursuant to the Business Combination Agreement during the 180-day lock-up period, subject to certain exceptions as described in the lock up agreements.

Item 7. Material to be Filed as Exhibits

10.1	Lock-Up Agreement, dated September 13, 2024, by and between the Issuer and Allen Salmasi.
10.2	Amended and Restated Registration Rights Agreement, dated September 13, 2024, by and among Allen Salmasi, NLabs, the Issuer and the Sponsor.
99.1	Joint Filing Agreement (filed herewith).

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2024

/s/ Allen Salmasi
Allen Salmasi

NLabs Inc.

By:	/s/ Janice K. Smith
Name:	Janice K. Smith
Title:	Senior Vice President and CAO